Filed by Fidelity National Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Fidelity National Financial, Inc.

Commission File No. 001- 32630

Subject Company: Cannae Holdings, Inc.

Commission File No. 333- 217886

Subject Company: Black Knight Financial Services, Inc.

Commission File No. 001- 37394

Excerpts of Fidelity National Financial, Inc. (“FNF”) at the Barclays Americas Select Franchise Conference 2017, May 16, 2017

Question:

As you indicated earlier, and you guys have been pretty consistent, the Black Knight spin is on track for 3Q.  Any color you can provide on when we should expect that? More to the front of the quarter or the backend?

Answer:  Anthony J. Park, Chief Financial Officer, FNF

I think you saw our news release last week that we did get the private letter ruling, so that’s all in order.  At this point, it’s really just an SEC process.  We need to file with the SEC.  That will happen imminently.  You go through a round of comments, they typically take 30 days to review initially.  They’ll have comments, we’ll respond as quickly as we can. There is likely going to be a second round of fewer comments. We’ll address those.  And then we have a waiting period from the effective date to the time we can hold a shareholder vote.  So my guess right now is probably mid-August would be kind of the likely or best case scenario.

Question

And then the timing for also the spinoff of FNFV and the unwinding of tracking stock structure, is it relatively simultaneous with that?

Answer:  Anthony J. Park, Chief Financial Officer, FNF

I think it is, I think it’s going to be pretty close coincidentally. We did get the private letter ruling, a positive or favorable ruling on that as well, so that part is done.  And again, we’ll work through the SEC process and have the vote.  That will — that’s another, we haven’t really spent any time talking about it, but that is a benefit to FNF as well.  We’ll no longer be a tracking stock, so it makes us index eligible that we aren’t currently as a tracking stock because both FNF Group and FNFV are currently tracking stocks.  So that will be a net positive for us and really open up more opportunity for index funds, index volume within FNF’s stock.  But I would expect the timing of that to be pretty close to what we see on the Black Knight side.

Forward- Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate the plan to redeem and exchange the FNFV tracking stock with the result being an independent, publicly-traded Cannae Holdings, Inc. common stock; our ability to successfully achieve the conditions to and consummate the plan to undertake the tax-free spin-off of Black Knight Financial Services, Inc. (“Black Knight”) from FNF; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U.S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Fidelity National Financial, Inc.’s Form 10-K and other filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. In connection with the proposed redemption and exchange of the FNFV tracking stock, Cannae Holdings, Inc. (“Splitco”) filed with the SEC on May 11, 2017 a preliminary registration statement on Form S-4 (the “Registration Statement”) which has not yet become effective.  The Registration Statement included a prospectus and a proxy statement which will be sent to FNF’s FNFV Group shareholders in connection with their vote required in connection with the transaction following the Registration Statement having been declared effective by the SEC. In connection with the proposed spin-off of Black Knight Financial Services, Inc., New BKH Corp., a newly formed indirect subsidiary of FNF and Black Knight Holdco Corp., a newly formed entity that will be the public holding company of Black Knight (“New Black Knight”) will file with the SEC registration statements. New Black Knight’s registration statement will also include a proxy statement which will be sent to the Black Knight shareholders in connection with their vote required in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors and security holders will be able to obtain these documents (when they are available) and other documents filed with the SEC by FNF or Splitco free of charge from the respective companies by directing a written request to Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, Telephone: 904-854-8100.

Participants in a Solicitation

The directors and executive officers of FNF and Black Knight and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transaction. Information regarding the directors and executive officers of FNF is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017. Information regarding the directors and executive officers of Black Knight is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017. Free copies of this document may be obtained as described in the preceding paragraph.